December 19, 2005

United States
Securities & Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attention: Pradip Bhaumik, Attorney Advisor

Dear Mr. Bhaumik:

Enclosed on behalf of Xfone, Inc., please find Amendment No. 1 to the Preliminary Proxy Statement, which has been revised to respond to your comments. Please note that we have eliminated the proposals seeking ratification of the previous financings since shareholder approval is not required (by State law or Amex rules) for such financings. We would also like to note that the acquisitions that approval is being sought on are not required by state law but rather only the AMEX rules and that the Company’s officers and directors and their affiliates have sufficient voting power to approve all matters on which approval is sought. However, company counsel has recommended that the Company obtain shareholder approval at a special meeting as opposed to pursuant to an information statement.

Our responses to your comments of December 2, 2005 are numbered to correspond to the comments.

1. Included in the filing is the proxy card. As you will note on the proxy card and the revised proxy statement, each item has been separated and shareholders can clearly determine what they are voting on. The acquisitions and the financing are presented as three separate proposals.

2. The Company is relying on Regulation D with respect to each of the acquisitions. There was only one owner of I-55 Telecommunications who is directly involved in the business. There are a total of twelve shareholders of I-55 Internet. These shareholders, who voted independently to approve the acquisition, were provided extensive information on the Company, consisting of all public filings. The Company believes that the issuance of the shares in both acquisitions is exempt from registration under Regulation D.

3. As per our conversation of December 7, 2005, please note that all information on Xfone, Inc. required by Part B of Form S-4 has been provided. Specifically, in the Section entitled Additional Information, we have provided a description of the business, description of property, description of legal proceedings, financial statements of the Registrant meeting the requirements of Regulation S-X and the MD&A information. Please note that we are also including the Registrant’s Form 10-K and most recent Form 10-Q for the reader, which also contains all of the applicable information with respect to the Registrant. We have amended the Proxy to include the information on I-55 Internet Services, Inc. and I-55 Telecommunications, LLC as would be required by Form S-4. In Appendix B and C, we have included the respective audited financial statements for the year ended December 31, 2004, as well as the unaudited nine month stub period, Management’s Discussion and Analysis of such financial results and a general business description of each entity. The end of the year financials both contain the Independent Auditor’s Report. The stub period is not audited as per Regulation S-X .

4. Please note that we have eliminated the proposal seeking ratification of the previous two financings. With respect to the financing for which approval is being sought:

(a)	We have provided detailed disclosure on the terms of the agreements, identified the investors and how many shares will be issued in the financing;

(b)
We have added a discussion of the advantages and disadvantages of the transaction. Please note that although the financing would result in a slight reduction in the percentage of shares owned by non-affiliated common stockholders (and incidentally to the percentage held by insiders) the financing would be accretive from an economic dilution prospective (net tangible assets per share). We have also added language to disclose the potential depressive effect of the issuance on the market price of the Company’s common stock.

(c)	Please note that the shares are offered at a fixed price, not a floating price tied to the market. The warrants also have a fixed exercise price; and

(d)
The investors have entered into the agreement and are committed to purchase the shares. This is not an equity line and accordingly there are no put arrangements. This is a straight stock sale with a warrant kicker.

The agreement (including all its appendices), which was also filed in an 8-K, is included in its entirety in Appendix E to the revised proxy statement.

5.  As you will note and as is discussed previously we have eliminated the proposal seeking ratification of the two prior financings.

6.  We have eliminated the statement.

7.  At your request, we have revised the proxy to include U.S. dollar figures.

8.  We have added disclosure addressing your comment.

9.  We have revised the MD&A disclosure to address your comment.

10.  The Company has no present plans to become operational in any new countries. We have added disclosure to this effect.

11.  The BellSouth settlement is not expected to have a material adverse effect on the Company’s operations or financial condition. We have added disclosure to this effect.

In reviewing our revised filing please feel free to call me if you have any questions. As discussed on our call, your cooperation in allowing us to mail a definitive proxy as soon as possible would be greatly appreciated as the Company faces potential financial ramifications in the event that it cannot get approval on a timely basis.

Sincerely,

By:	/s/ Arthur S. Marcus, Esq.

Title Arthur S. Marcus, Esq.